United States securities and exchange commission logo





                             June 14, 2021

       Robert Coleman
       Chief Executive Officer
       NavSight Holdings, Inc.
       12020 Sunrise Valley Drive
       Suite 100
       Reston, VA 20191

                                                        Re: NavSight Holdings,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-256112

       Dear Mr. Coleman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed May 14, 2021

       Questions and Answers
       What will Spire Stockholders receive in return for NavSight's acquisition of all of the issued and outstanding equity interests?, page vii

   1. Please clarify the maximum amount of shares that may be issued pursuant to the Earn Out
                                                        Consideration
provision. Please also provide an illustrative example of how many shares may be issued under
differing assumed scenarios.
       How will the Initial Stockholders vote?, page ix

   2. In light of the fact that the SPAC Sponsor has agreed to vote its shares of common stock to approve the merger
and related proposals, please disclose the percentage of non-
 Robert Coleman
FirstName  LastNameRobert Coleman
NavSight Holdings, Inc.
Comapany
June       NameNavSight Holdings, Inc.
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         affiliated public shares that would need approve the merger by majority vote assuming all
         Navsight outstanding shares are voted and if only a quorum of Navsight shares are present.
What equity stake will the current stockholders of NavSight, the PIPE Investors, ..., page xii

3. Please clarify the maximum number of shares that may be issued under the FP Credit
         Agreement and file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation
         S-K.
Is the consummation of the Business Combination subject to any conditions?, page xiii

4. Please briefly describe the material conditions of the merger and which may be waived by the parties. For example, describe the minimum cash that is required to be provided at the close of the business combination and the maximum amount of redemptions that may be permitted to meet the minimum cash requirement.
Summary of the Proxy Statement/Prospectus/Information Statement
The Parties to the Business Combination, page 1

5. Please add a section to describe your SPAC Sponsor as a party to the business combination and clarify its affiliation with the SPAC management. Further, please clarify if any PIPE investor is expected to be a principal stockholder after the business combination and provide more details of the related party relationship of the PIPE investor that is described as being an affiliate of the SPAC Sponsor.
6. Please also describe the Spire Founders and their continuing interests and relationship with New Spire after the business combination.
The Business Combination Agreement, page 2

7. Please clarify that the public New Spire warrants will continue to contain a redemption provision that will allow you to redeem them for as low as $0.01 per warrant if the share price is above $18, and $0.10 warrant if the share price is between $10 and $18 per share.
Projected Financial Information, page 116

8. Please provide more quantitative detail as to your assumptions that are listed in the bullet-
         pointed items on pages 116 and 117. We note that your revenue growth and other financial projections will significantly grow through 2025 and do not appear to be based on historical performance.
9. While you disclose the financial projections for Spire through 2025, please clarify how
         Navsight   s board used this information in terms of evaluating the
valuation of Spire or
         determining the fairness of the transaction. Please describe the valuation methods used by
         Navsight   s board and providing sufficient detail by describing other companies or
         transactions used in any comparative analysis. We note on page 112, you reference that a
 Robert Coleman
FirstName  LastNameRobert Coleman
NavSight Holdings, Inc.
Comapany
June       NameNavSight Holdings, Inc.
     14, 2021
June 14,
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         $1.1 billion valuation was believed by the board to be a discount to public company comparables.
Certain U.S. Federal Income Tax Considerations, page 149

10. We note that the parties "intend" for the business combination to be a reorganization within the meaning of Section 368(a) of the Tax Code. However, the disclosure does not indicate whether the parties expect the business combination to be tax-free (with respect to the receipt of stock) to U.S. holders. Revise to make clear whether the parties expect the business combination to be tax-free to U.S. holders. If you are unable to conclude that the business combination is likely to be tax-free, revise your disclosure relating to the material tax consequences of the business combination for U.S. holders of Spire capital stock to focus on the uncertainty and the consequences of the business combination being taxable to U.S. holders. If you are able to conclude that the business combination is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of
         Regulation S-K
Notes to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 169

11. We note that adjustment (D) reflects the gross proceeds for the sale of shares pursuant to the PIPE Investment; however the disclosure on page 159 indicates that there are $7,000 equity issuance costs. Revise to present the adjustment net of equity issuance costs.
Information About Spire, page 189

12.      We note that Spire   s management believes its total addressable
market (   TAM   ) is
         approximately $66 billion for 2021, based upon an analysis by a consulting firm. You
         also provide TAM for each of Spire   s target markets of aviation,
maritime, orbital
         services, and weather; ranging from $4 billion to $33 billion in 2021 and up to $300 billion for weather in 2025. Please identify this consulting firm and its reports relied upon by management and clarify if the reports were commissioned on your behalf. Further, please clarify how much of each target market TAM represents revenue in solutions categories where you currently offer products and services.
13. In light of your disclosure of the TAM for each of your target markets, please disclose your revenues for each of the target market categories of aviation, maritime, orbital services, and weather.
14. For 2020, it appears Spire has three customers that each generated 17% or more of your total revenues. Please clarify if you have any agreements with these customers that you are substantially dependent upon pursuant to Item 601(b)(10) of Regulation S-K. Please consider adding a description of your largest customers and your agreements with them.
 Robert Coleman
NavSight Holdings, Inc.
June 14, 2021
Page 4
Spire's Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 205

15. You reference that your LEMUR constellation is fully deployed and operational. Please clarify the estimated life span of the LEMUR constellation. Further, we note that your net losses exceeds your revenues. Please provide a brief discussion as how the completion of the LEMUR constellation and being fully operational will affect your profitability and larger expense categories such as Research and Development and General and
         Administrative.
Key Business Metrics
Annual Recurring Revenue, page 208

16. We note that ARR includes recurring multi-year professional services agreements. Please describe the nature of the recurring professional services included and how you determined that they are "recurring." Also, explain the disproportionate increase in ARR as compared to revenue.
Results of Operations
Revenue, page 212

17. You disclose that the increase in 2020 revenue was driven by both new and existing customers. Please revise to quantify the portion of revenue growth attributable to new versus existing customers. We also note that your discussion of revenue focuses on ARR rather than the changes in the types of services provided. Please revise to discuss the fluctuations in subscription services versus professional and other services. Refer to Item
         303(a)(3) of Regulation S-K and Section III.D of SEC No. Release No. 33-6835.
Beneficial Ownership of Securities, page 237

18. Please provide the beneficial ownership of Spire prior to the business combination, including shares underlying the convertible notes that will be automatically converted upon the close of the business combination.
19. Please disclose the natural person(s) that hold voting and/or investment power over the shares beneficially owned by affiliates of RRE.
20.    We note that on page ii you reference that Spire has four    Founders,
 which will have the
       ability purchase New Spire Class B common stock, each having nine votes per share.
       Please clarify whether only the Founders will hold New Spire Class B common stock at
FirstName LastNameRobert Coleman
       the close of the Business Combination. If so, please clarify why they are not included in
Comapany    NameNavSight
       the principal        Holdings,
                     stockholder table,Inc.
                                        given that only 69.9% of the ownership
of the New Spire
       Class
June 14, 2021BPage
                common
                     4 stock are included in the table.
FirstName LastName
 Robert Coleman
FirstName  LastNameRobert Coleman
NavSight Holdings, Inc.
Comapany
June       NameNavSight Holdings, Inc.
     14, 2021
June 14,
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FirstName LastName
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Concentration of Credit Risk, page F-10

21. Please confirm that the percentages reported here relate to individual governments, such as the U.S. government in its entirety and if not, revise your disclosures as necessary.
         Refer to ASC 280-10-50-42.
Revenue Recognition , page F-13

22. We note that you provide professional services and one-time transactions. Please explain to us the types of professional services that you provide and the nature of the one-time transactions. Also, revise to disclose how you recognize revenue for professional services and one-time services. Refer to ASC 606-10-50-12.
23. You disclose that in most cases, your contracts are accounted for as a single performance obligation due to the integrated nature of your precise space-based data. Please explain the nature of the integrated service in further detail and tell us which services you have combined into a single performance obligation. As part of your response, tell us how you considered the guidance in ASC 606-10-25-21 when determining that there is a single performance obligation.
24. You disclose that you when you identify more than one performance obligation in an arrangement, you generally allocate using estimated cost plus a reasonable margin. Please tell us the extent to which you sell any of your services separately and therefore rely on observable prices in determining standalone selling prices. Refer to ASC 606-10-32-32.
25. You disclose on page 25 that the timing of completion of milestones may impact or delay the recognition of revenue from milestone-based projects. Revise to disclose for which services you use this output measure in determining progress toward completion. Refer to
         ASC 606-10-50-18.
26. You disclose that for orbital services "control of the data typically is transferred at the time the customer gains access to the benefit of the service" and therefore revenue is recognized upon receipt of notice of customer acceptance. Please clarify for us what
         "orbital services" you are referring and how you concluded that point in time revenue recognition was appropriate. In this regard, we note disclosures on page 192 which appear to indicate that orbital services are a cloud based solution with access to space data which is more akin to a service provided over time. As part of your response, refer to the authoritative guidance that supports your accounting.
Note 3. Revenue, Contract Assets, Contract Liabilities and Remaining Performance Obligations
Disaggregation of Revenue, page F-19

27. Revise to separately disclose revenues from the United States, your country of domicile.
         Refer to ASC 280-10-50-41.
 Robert Coleman
NavSight Holdings, Inc.
June 14, 2021
Page 6
28. We note your disclosure that revenue from subscription-based contracts was approximately 27% of revenue. Please tell us and revise to disclose the amount of revenue derived from each type of service you provide so investors can better understand the nature and significance of your revenue streams. In this regard, revise to quantify the revenue generated from professional services, one-time transactions and any other significant revenue streams.
Note 8. Convertible Notes, page F-23

29. Please revise to disclose the conversion rate and the number of shares into which the notes are convertible. Refer to ASC 470-20-50-1B.
Note 16. Subsequent Events, page F-33

30. Revise to disclose whether May 13th is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-
       1b.
General

31. Please clarify whether all of the Spire Capital Stock Holders that will be providing consents to approve the Business Combination Agreement involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of Spire.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202)
551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                             Sincerely,
FirstName LastNameRobert Coleman
                                                             Division of
Corporation Finance
Comapany NameNavSight Holdings, Inc.
                                                             Office of
Technology
June 14, 2021 Page 6
cc:       William Haddad, Esq.
FirstName LastName